Form 10KSB, Exhibit 13
period 1996-12-31
HARMONY BROOK INC
filed 1997-03-20
CIK 878208

                                                                      EXHIBIT 13

CONTENTS

LETTER TO SHAREHOLDERS . . . . . . . . . . . . . . . . . . . . . . . . 1A
BUSINESS DESCRIPTION &
     CORPORATE INFORMATION . . . . . . . . . . . . . . . . . . . . . . .3
MANAGEMENT'S DISCUSSION AND ANALYSIS . . . . . . . . . . . . . . . . . .8
REPORT OF INDEPENDENT ACCOUNTANTS. . . . . . . . . . . . . . . . . . . 17
FINANCIAL STATEMENTS . . . . . . . . . . . . . . . . . . . . . . . . . 18
NOTES TO FINANCIAL STATEMENTS. . . . . . . . . . . . . . . . . . . . . 22
1996 FACTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3A
CORPORATE & INVESTOR INFORMATION . . . . . . . . . . . . . . . . . . . 4A
WATER PROCESS DIAGRAM &
     MISSION STATEMENT . . . . . . . . . . . . . . . . .INSIDE BACK COVER


                              FINANCIAL HIGHLIGHTS
                          SUMMARY FINANCIAL INFORMATION


IN THOUSANDS EXCEPT AMOUNTS PER SHARE
FOR YEARS ENDED DECEMBER 31                         1996              1995           1995 TO 1996 % CHANGE
-----------------------------------------------------------------------------------------------------------
TOTAL REVENUES                                   $8,316              $7,175                     16%

OPERATING INCOME (LOSS)                             150                (734)                    NM

NET LOSS                                           (481)             (1,400)                   (66)%

NET LOSS PER SHARE                                (0.06)              (0.26)                   (77)%

TOTAL ASSETS                                     11,927              12,953                     (8)%

TOTAL SHAREHOLDERS' EQUITY                        6,925               7,218                     (4)%
---------------------------------------------------------------------------------------------------------
AVERAGE SHARES OUTSTANDING                        7,982               5,377                     48%

NM-NOT MEANINGFUL

TOTAL REVENUES
BY SOURCE $ IN MILLIONS

92               2.22
93               3.59
94               6.16
95               7.18
96               8.32 (REVENUE SHARING/BOTTLE SALES/EQUIPMENT SALES)

CONSOLIDATED GROSS MARGIN PERCENTAGE
% OF REVENUES

92              46.8
93              44.9
94              48.1
95              52.4
96              53.3

OPERATING INCOME (LOSSES)
$ IN THOUSANDS

92              (820)
93              (608)
94              (329)
95              (734)
96               150

                          A LETTER TO OUR SHAREHOLDERS

Harmony Brook attained some important milestones in 1996. We reported our first ever net income for a quarter in the third quarter. For the first time since Harmony Brook was founded in 1989, we were able to show operating income for the year rather than an operating loss. And also for the first time, we reduced our debt balance instead of adding to it.
     While Harmony Brook has not yet achieved net income for a full year, we made significant progress in that direction with a 66 percent reduction in net loss in 1996 compared to 1995. Another way to look at this is that approximately 80 cents of every dollar of increased revenues dropped through to the bottom line - with the top line improved by 16 percent or $1.141 million and the bottom line improved by $919,000.
     Cash flows from operating activities in 1996 swung to a positive $1.2 million from a negative $250,000 in 1995. One key measure of a company's performance used by banks and other financial institutions is EBITDA, or earnings before interest, taxes, depreciation and amortization. That figure for Harmony Brook in 1996 was a little more than $1.5 million, an increase of $1 million over the previous year.

     TRANSITIONAL PERIOD CONTINUES. In last year's annual report, we made the statement that Harmony Brook was in the midst of transition as it launched into 1996. Prior to 1995, the company's revenues had been growing at a rate well in excess of 40 percent, driven by expansion into new territories and the manufacture and installation of new water dispensing systems. Expansion was both people and capital intensive. The lure was - and is - demand. Consumers want good-tasting water at a reasonable price, and retailers are attracted by the high dollar volume per square foot of floor space our systems generate.
     But the time had come to reorient Harmony Brook to a philosophy of growth within our means. Beginning in 1995 and continuing throughout 1996, we have placed emphasis on strengthening core territories while serving our existing customer base, and on the attainment of operating profitability and positive cash flow from operations. A transitional phase such as this is not unlike a decision to slow the rate of ascent on a long, uphill climb, to regain resources and get in position to prudently resume the steeper course. For Harmony Brook, this phase has been successful so far in terms of meeting our objectives, and it is a phase that is not yet complete.
     RECENT REVENUES GROWTH RATE AVERAGES 16 PERCENT. The 16 percent increase in revenues in 1996 followed a similar increase of 17 percent in 1995. The compound average growth rate in revenues for the last five years was 43 percent. While revenue growth has deliberately been slowed, it is still aggressive: market research data indicate that sales of bottled water in U.S. supermarkets increased between seven and eight percent in 1995.
     Our core business, contracted revenue sharing, which is the portion of our revenues based on water dispensed from our systems installed in retail outlets, increased 20 percent in 1996. The total number of our drinking water systems installed increased a net four percent.
     The increase in the U.S. for contracted revenue sharing was 17 percent. The number of systems installed in the U.S. at the end of the year was 1,574 compared to 1,528 at the end of 1995. In addition to new systems installed, 207 systems were redeployed. Gallons of water dispensed from systems installed in the U.S. for more than one year increased 12 percent, while revenues from these same installations grew seven percent. The difference between volume growth and revenue growth from these installations was due in part to our volume-based pricing scale, but it was also due to an increasingly competitive environment. Activity in the U.S. reflects the current strategy to build Harmony Brook's presence in established territories. We eliminated two full-time routes in 1996, one on each coast, and replaced them with just one full-time and one part-time route in the Midwest.
     Sales of bottles increased eight percent in 1996. We continue to be encouraged by sales through our own field organization, which grew ten percent, but have been disappointed with our ability to rebuild wholesale sales after the loss of a major customer early in 1995 due to that customer's insolvency.
The bottle business, which Harmony Brook acquired in 1994, effectively complements our core water dispensing business, and fits well as part of our emphasis on strengthening territories and serving existing customers.

INSTALLED CUSTOMER LOCATIONS AT YEAR-END

92                 685
93               1,010
94               1,407
95               1,613
96               1,681

                                       1A

REVENUES
PER EMPLOYEE
$ IN THOUSANDS

92              61
93              65
94              89
95              91
96              98


NET LOSS IS REDUCED SUBSTANTIALLY. The net loss for 1996 was $481,000 or $0.06 per share. In 1995, the net loss was $1,400,000 or $0.26 per share - including one-time and special charges that totaled $316,000. On an ongoing basis, the year to year bottom line improvement therefore amounted to $603,000.
     As a result of a slightly improved gross margin percentage and tight control of selling, general and administrative (SG&A) expenses, Harmony Brook enjoyed its first year ever of operating income, which amounted to $150,000. This compares to an operating loss in 1995 of $734,000 - or $418,000 on an ongoing basis. We added just $100,000 to SG&A, an increase of three percent on a 16 percent revenue increase, primarily for added customer service support.
     Other expense, which is almost entirely interest expense, prevented us from reporting net income for the year. It was at a level comparable to a year ago:
$631,000 in 1996 versus $666,000 in 1995. Interest expense in the fourth quarter was $151,000 or an annualized rate around $600,000, an indication that this expense is coming down as the company addresses management of its debt balance.
     OPERATIONS OF MEXICAN SUBSIDIARY ARE PROFITABLE. The operations of our subsidiary in Mexico were profitable for the year despite that country's challenging economic environment. The subsidiary, established in 1994, began reporting monthly operating profits in the fourth quarter of 1995. Revenues in Mexico increased 68 percent and accounted for six percent of consolidated revenues. At the end of the year 107 systems were installed in Mexico compared with 85 systems at the end of 1995.
     THERE ARE SIGNS OF FINANCIAL PROGRESS. With the improvement in the bottom line, combined with a continuing rise in depreciation and amortization, Harmony Brook's operations generated cash this year rather than using it. The trend for depreciation and amortization is noteworthy: these items totaled $1.5 million in 1996, $1.3 million in 1995 and $1 million in 1994.
     Capital expenditures in 1996 amounted to $1.4 million compared to $2.1 million in 1995. We built 77 new systems during the year and refurbished 111 systems. While refurbishment costs were for the most part capitalized, more than $100,000 of such costs were expensed and included in cost of sales.
     The company reduced its debt balance by $900,000 to $4 million. The second phase of an equity financing begun in 1995 was completed in the first quarter of 1996, with net proceeds of $230,000.
     No other financings were done in 1996. In February 1997, the company closed on the first phase of a private placement of subordinated debt, with proceeds to be used to reduce outstanding debt with our principal lenders and for capital expenditure needs in 1997. Combined cash already received and firm commitments for this private placement total $1.0 million. The company's principal bank lender, in conjunction with this transaction, agreed to certain restructurings and extensions of its loans to the company. All of this is explained in more detail in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of the accompanying annual report on Form 10-KSB. The effect is to provide additional capital and reduce the portion of long term debt that is current or would soon become current. And it is an indication that new and old financing "stakeholders" in Harmony Brook look favorably on the company's recent performance and its strategy.
     CURRENT STRATEGY IS MAINTAINED, OBJECTIVES MET. Thanks to the efforts and dedication of Harmony Brook's employees, the company stayed on its current strategic course and attained its key objectives in 1996. They deserve recognition for a successful year. Tempering this positive assessment of operating performance was the disappointment of the performance of the company's stock, which declined 36 percent in value from December 31, 1995, to December 31, 1996. As we move ahead into 1997, we remain convinced our strategy is valid
- that it can lead to a company able to finance its growth with cash flows from operations and reward its shareholders accordingly. Underlying this is the certainty that demand for good-tasting water is not going to diminish. Harmony Brook is grateful to its shareholders for their continued support and patience.


JAMES C. HAWLEY
PRESIDENT AND CHIEF
EXECUTIVE OFFICER

DONALD R. BRATTAIN
CHAIRMAN

                                       2A

                                   1996 FACTS





GALLONS OF WATER PROCESSED IN 1996:                                            UNITED STATES       MEXICO        TOTAL
                                                                               -------------    -----------  -------------
     Retail Through Dispenser                                                   25,854,397       1,846,147     27,700,544
     In-Store Water Usage*                                                      27,841,705       1,085,875     28,927,580
                                                                               -------------   ------------  ------------
          Total Gallons                                                         53,696,102       2,932,022     56,628,124

STORES WITH IN-STORE WATER USAGE*                                                      766              85            851

UNITED STATES ONLY DATA:

     CONTRACT REVENUE SHARING:
          Average Revenue Sharing of Ten Largest Locations in 1996                                             $   20,834
          Average Revenue Sharing per Location in 1996                                                         $    3,588
          Average Revenue Sharing per Location in 1995                                                         $    3,386

     NUMBER OF REUSABLE CONTAINERS SOLD IN 1996                                                                 1,075,000

     UNITED STATES REVENUES PER U.S. EMPLOYEE IN 1996                                                          $  116,800

     NUMBER OF COMPANY-OWNED & OPERATED ROUTES (FULL-TIME EQUIVALENT):
          December 31, 1996                                                                                            29
          December 31, 1995                                                                                            29
     AVERAGE NUMBER OF LOCATIONS PER ROUTE:
          December 31, 1996                                                                                            44
          December 31, 1995                                                                                            45
     NUMBER OF COMMISSIONED SERVICE DISTRIBUTORS (SERVICING HARMONY BROOK
         OWNED UNITS):
          December 31, 1996                                                                                            11
          December 31, 1995                                                                                             9
     LOCATIONS SERVICED BY COMMISSIONED SERVICE DISTRIBUTORS:
          December 31, 1996                                                                                           252
          December 31, 1995                                                                                           231

     NEW INSTALLATIONS:                                                        NEW LOCATIONS   RELOCATIONS   ACQUIRED LOCATIONS
                                                                               -------------   -----------   ------------------
          1996                                                                         253             207             --
          1995                                                                         222              80             49

* Certain customers will request the Harmony Brook system be connected to areas of the store such as the bakery and produce sections.

Harmony Brook charges the customers for this in-store usage based on the particular store's water consumption.

HARMONY BROOK 1996 YEAR-END COVERAGE
(U.S. POSTAL ZIP CODES WITH CUSTOMER)


[MAP]
                                       3A


CORPORATE OFFICERS                                             CORPORATE COUNSEL

     JAMES C. HAWLEY                                                Henson & Efron, P.A.
     President and Chief Executive Officer                          1200 Title Insurance Bldg.
                                                                    400 Second Avenue South
     PAULA M. NELSON                                                Minneapolis, Minnesota 55401
     Vice President of Sales
                                                               INDEPENDENT ACCOUNTANTS
     NANCY A. QUAM
     Corporate Secretary                                            Coopers & Lybrand L.L.P.
                                                                    650 Third Avenue South
DIRECTORS                                                           Minneapolis, Minnesota 55402

     DONALD R. BRATTAIN                                        TRANSFER AGENT
     Chairman of the Board of the Company
     President, Brattain and Associates, LLC.,                      Norwest Bank Minnesota, N.A.
     a management investment company                                P.O. Box 738
                                                                    161 North Concord Exchange
     WILLIAM R. GRIFFIN                                             South St. Paul, Minnesota  55075
     Former President and Chief Executive Officer
     of Roto Rooter, Inc., a plumbing, drain                        For interim reports contact Investor
     cleaning and appliance repair service company                  Relations at (612) 681-9000

     JAMES C. HAWLEY                                                Annual Meeting will be held at
     President and Chief Executive Officer                          The Marquette, Minneapolis, on
     of the Company                                                 Thursday, April 24, 1997 at 3:30 pm

     DAVID A. HENDERSON
     Managing General Partner of Founding
     Partners and Founding Partners II, business development companies and venture capital funds

     BILL G. JOHNSON
     President of Johnson Enterprises, a supplier to the grocery industry

     BURTON J. MCGLYNN
     Chairman of the Board of McGlynn Bakeries,
     Inc., a retail bakery company

     GORDON F. STOFER
     Managing General Partner of Cherry Tree
     Investment Company, a venture capital
     investment company



                                       4A

                            THE HARMONY BROOK PROCESS

THE HARMONY BROOK WATER TREATMENT PROCESS is not patented. Nevertheless, it is state-of-the-art in terms of materials, chemistry and engineering. Local municipal water is treated as follows:
     -    Micron filtration removes small particles (sediment).
     - Activated carbon removes or reduces chlorine and other chemical compounds that affect taste or odor.
     - Reverse osmosis removes or reduces salts, heavy metals, or dissolved minerals.
     - Very fine micron filtration acts as a barrier to cysts or other particles as small as one micron in diameter.
     -    Ultraviolet light kills or neutralizes bacteria.

     Consumers recognize Harmony Brook water as an outstanding value. It is fresh, it tastes good and the price is always attractive. Since it is processed as vended, it is fresher than bottled water, whether bought in a store or delivered. Water purification systems or faucet attachments installed in the home need to be maintained, and many do not provide all the steps that are part of the Harmony Brook treatment system.
     For retailers, a Harmony Brook system can deliver one of the highest dollar volumes per square foot of floor space. The system does not have the inventory carrying costs of bottled water. There is minimal capital outlay, since Harmony Brook owns the system. Harmony Brook competes with other providers of water vending equipment based on its state-of-the-art treatment process; the safety and ease of use of its design; its service standards and knowledge of federal, state and local regulations; its marketing support; and fairness of its price.


MISSION STATEMENT

HARMONY BROOK, INC. IS DEDICATED TO BE THE LEADER IN THE SELF-SERVE PREMIUM DRINKING WATER INDUSTRY BY PROVIDING SUPERIOR PRODUCTS AT AFFORDABLE PRICES.

WE WILL GROW OUR BUSINESS THROUGH:
     - HONESTY AND INTEGRITY IN COMMUNICATION
       AND PERFORMANCE.
     - BOUNDLESS DEDICATION TO CUSTOMER SERVICE.
     - INNOVATIVE APPROACHES TO EQUIPMENT DESIGN
AND OPERATIONS.

AS WE BUILD OUR BUSINESS WE WILL CONTINUOUSLY REMEMBER THAT OUR SHAREHOLDERS HAVE INVESTED IN US AND ARE ENTITLED TO A FAIR RETURN.

                      HARMONY BROOK, INC. CORPORATE OFFICE
                          1030 Lone Oak Road, Suite 110
                             Eagan, Minnesota 55121
                               tel:  612.681.9000

                      HARMONY BROOK DE MEXICO, S.A. DE C.V.
                      Bolivard Adolfo Ruiz Cortinez, #5415
                    Periferico Sur, Col. Isidro Favela, 14030
                                  D.F., Mexico
                             tel:  011.525.666.2420